================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                          ----------------------------


                          CYPRESS COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                            CYPRESS MERGER SUB, INC.
                               U.S. REALTEL, INC.
                      (Names of Filing Persons (Offerors))

                           ----------------------------


           COMMON STOCK, PAR VALUE $.001 PER SHARE
(including the associated rights to purchase preferred stock)                           232743203
--------------------------------------------------------------     ------------------------------------------------------
               (Title of Class of Securities)                             (CUSIP Number of Class of Securities)



                               CHARLES B. MCNAMEE
                             CHIEF EXECUTIVE OFFICER
                            CYPRESS MERGER SUB, INC.
                         ONE FINANCIAL PLAZA, SUITE 1101
                          FT. LAUDERDALE, FLORIDA 33394
                            TELEPHONE: (954) 462-0449
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                             M. TIMOTHY ELDER, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3500
                           ----------------------------


                            CALCULATION OF FILING FEE

============================== ================================================
   TRANSACTION VALUATION(*)               AMOUNT OF FILING FEE(+)(*)
------------------------------ ------------------------------------------------
         $17,383,600                               $1,599.29
============================== ================================================

(+)  Previously paid.
(*) For the purpose of calculating the filing fee only, this amount was based on the purchase of 4,925,768 shares of common stock of Cypress Communications, Inc. at the tender offer price of $3.50 per share.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


         Amount Previously Paid:...Not applicable.     Filing party:.Not applicable.

         Form or Registration No.:.Not applicable.     Date Filed:...Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      Third-party tender offer subject to Rule 14d-1.
[ ]      Going-private transaction subject to Rule 13e-3.
[ ]      Issuer tender offer subject to Rule 13e-4.
[ ]      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

================================================================================

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 22, 2002 (as previously amended, the "Schedule TO"), by Cypress Merger Sub, Inc., a Delaware corporation ("CMS") and a wholly owned subsidiary of U.S. RealTel, Inc., a Delaware corporation ("U.S. RealTel"). This Schedule TO relates to the offer by CMS to purchase all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Cypress Communications, Inc., a Delaware corporation ("Cypress"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares") at a purchase price of $3.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.


ITEM 4 AND 8 TERMS OF THE TRANSACTION.

         Item 4 and Item 8 of Schedule TO is amended and supplemented as follows:

         The tender offer concluded at 12:00 midnight, New York City Time on Tuesday, February 19, 2002. Preliminary calculations indicate that as of the expiration of the offering period approximately 4.7 million shares, representing approximately 95.3% of the outstanding shares of the common stock of Cypress, had been tendered (including approximately 240,000 Shares with respect to which Notices of Guaranteed Delivery or protected agent's messages were submitted). Purchaser purchased all of the properly tendered shares on February 21, 2002.

         Subsequent to the consummation of the tender offer, on February 21, 2002 (the "Time"), pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), the Board of Directors of CMS, which was the owner of more than 90% of the issued and outstanding shares of common stock, par value $.001 per share, of Cypress caused to be filed a certificate of ownership and merger with the Secretary of State of the State of Delaware merging CMS with and into Cypress pursuant to that certain Agreement and Plan of Merger, dated as of January 10, 2002, as amended January 17, 2002, by and among U.S. RealTel, Inc., CMS and Cypress. As a result of the merger, the separate corporate existence of each of CMS and Cypress ceased and Cypress Communications, Inc. continued as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of U.S. RealTel.

ITEM 12           EXHIBITS

(a)(5)(iv)        Press Release issued by U.S. RealTel, dated February 20, 2002.

(a)(5)(v)         Press Release issued by U.S. RealTel, dated February 21, 2002.

                                   SIGNATURES



         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 21, 2002

                                CYPRESS COMMUNICATIONS, INC.,
                                as successor by merger to
                                CYPRESS MERGER SUB, INC.


                                By:       /s/ Charles B. McNamee
                                         -----------------------------------
                                         Name:    Charles B. McNamee
                                         Title:   Chief Executive Officer


                                U.S. REALTEL, INC.


                                By:       /s/ Perry H. Ruda
                                         -----------------------------------
                                         Name:    Perry H. Ruda
                                         Title:   Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.


(a)(1)(i)+        Offer to Purchase, dated January 22, 2002.*

(a)(1)(ii)+       Form of Letter of Transmittal.*

(a)(1)(iii)+      Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)+       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.*

(a)(1)(v)+ Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)+       Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.*

(a)(5)(i)+        Joint Press Release issued by Parent and Cypress on January
                  10, 2002.

(a)(5)(ii)+       Form of Summary Advertisement as published in the New York
                  Times on January 22, 2002.

(a)(5)(iii)+      Press Release issued by Parent on January 22, 2002.

(a)(5)(iv)        Press Release issued by Parent on February 20, 2002.

(a)(5)(v)         Press Release issued by U.S. RealTel, dated February 21, 2002.

(b)+              Commitment Letter, dated as of January 18, 2002, between The
                  Oliver Estate and Parent.

(d)(i)+ Agreement and Plan of Merger, dated as of January 10, 2002, among Parent, Purchaser and Cypress (the "Merger Agreement").

(d)(ii)+          Amendment No. 1 to the Merger Agreement, dated January 17, 2002.

(d)(iii)+         Shareholders' Agreement, dated as of January 10, 2002, among
                  Parent, Purchaser and the shareholders named therein.

(g)               None.

(h)               None.

--------------------------
+ Previously filed.
* Included in mailing to shareholders.